Fund Reports

The performance graphs in each fund report show the manager's relative performance. The single line represents the ratio of the manager's total compound return to that of the benchmark. A rising line indicates outperformance, a falling line underperformance. If the line is above (below) one, the manager's total compound return to that date is greater than (less than) the benchmark's.

DUE DILIGENCE
FMI Large Cap (FMIHX)
CATEGORY: Large Cap Growth-At-A-Reasonable-Price
MANAGERS: Pat English and Ted Kellner

Over the past few months, we have been conducting due diligence on FMI Large Cap Fund. Although this is the first time we have conducted due diligence on Fiduciary Management Inc. (FMI), the subadvisor to FMI Large Cap Fund, we've had FMI Common Stock Fund, a small-cap product that is managed similarly to its large-cap counterpart, on our radar screen for some time. Our due diligence involved conference calls and meetings with Pat English, the lead portfolio manager on the fund and the firm's CIO, Ted Kellner, the CEO, and analysts, and an onsite visit where we met with the majority of the investment team members. Overall, our due diligence left us with a high level of confidence that FMI's large-cap offering will beat its benchmark going forward and we have decided to place this fund on our Recommended list. Below, we discuss how FMI picks a concentrated portfolio of about 20 to 25 stocks and the rationale behind our recommendation.

Investment Philosophy and Process

Investment Philosophy

FMI wants to buy companies that have durable franchises (franchises that can survive difficult times) and whose common stock is trading below FMI's estimated intrinsic value of the company. Their investment process has always focused on evaluating three attributes of a company: the quality of the business model, the valuation, and the quality of management.

They apply their value-oriented investment process by using a ROIC (return on invested capital) framework to evaluate a business model and to estimate a company's intrinsic value. In brief, their ROIC framework focuses on what cash is reinvested in a business and what return is generated from that cash investment. If a company is generating a return that is higher than the cost of acquiring this cash investment, then the company is adding value for its shareholders. As such, ROIC is another way to measure and monitor a company's profitability. While FMI uses the ROIC framework explicitly now, this was not the case in the 1980s. In the 1980s, FMI relied more on earnings-based metrics, but it gradually shifted to a ROIC framework by the early 1990s because it grew concerned about the quality of corporate earnings, which diminished the value of using earnings-based metrics for fundamental company analysis.

Idea Generation

The FMI investment team narrows its investment universe by focusing on stocks greater than $5 billion in market capitalization. The investment universe is narrowed further by filtering out companies that do not meet FMI's good-business criteria, which we will explain in the fundamental analysis section. For example, high-tech companies that face product-obsolescence risk and deep cyclical companies (such as commodity-driven businesses) generally do not meet FMI's criteria of a good business model. In addition to narrowing their investment universe, analysts may use qualitative and quantitative screens to generate ideas. These screens try to identify companies that might be trading cheaply relative to their ROIC levels or where the ROIC might be temporarily depressed.

Purchase Discipline and Fundamental Analysis

As noted above, FMI's investment process focuses on evaluating three attributes in a company, namely: the business model, the valuation, and company management. The first two attributes, i.e., business model and valuation are most important to the investment process.

Business model: FMI describes a good business model as one that has a defensible niche and that can survive the ups and downs of a business cycle. In a defensible niche FMI looks for a high degree of recurring revenue, a well-established customer base, and/or sustainable competitive advantage. Typically, businesses that meet these characteristics are well-established businesses with modest growth profiles. Additionally, the FMI investment team will review 10 years of SEC filings and shareholder reports to understand a company's business model, and, where necessary, adjust a company's investment capital base for illegitimate write-offs (due to bad acquisitions, for example) to get a reliable picture of a company's historical ROIC. Subsequently, the team will conduct a deeper analysis of the drivers of a company's ROIC such as revenue growth, margins, capital expenditure etc., going back at least 20 quarters. In addition, they will meet with and/or have conference calls with management of the company, as well as its suppliers, peers, and customers.

FMI's objective of understanding a company's business model and drivers of historical ROIC is to gain confidence in their ability to assess a company's future ROIC, and thus its future profitability. Generally, FMI will not make projections of a company's profitability through a spreadsheet model. Rather, the team identifies key drivers of profitability and makes some reasonable assumptions of what profitability can be achieved in the future. The next step in the process involves comparing FMI's expectation of a company's future profitability with the current valuation of a company's stock relative to the market and/or a peer group, as the latter best reflects what investors currently think of the company. If valuation of a company's stock is low relative to FMI's estimate of future profitability, then the stock is undervalued, making it a potential candidate for purchase. This leads us to valuation, the second most important criteria in FMI's purchase discipline.

Valuation: FMI's work on a company's business model helps them identify valuation metrics (such as P/E, Enterprise Value to EBITDA, Price/Sales, etc.) for estimating a company's intrinsic value as well as assess whether or not the business model has changed significantly with time to make historical comparisons irrelevant. If historical comparisons are relevant, they will analyze how a stock has traded on various valuation metrics over a 10- to 20-year time period relative to the broad market and its peers, across different economic cycles and with different underlying company fundamentals such as margins, top-line growth, competitive positioning, capital intensity of the business, etc.

This historical valuation analysis may be supplemented by other valuation techniques such as sum-of-the-parts analysis (valuing different pieces of a business separately) and private- and public-market transaction data (for example, valuation multiples used in an acquisition). For example, sum-of-the-parts methodology or private- and public-market transactions may assume greater importance where business models have changed or management strategy has shifted, making historical comparisons less relevant. FMI is not looking for a specific discount to their estimate of intrinsic value, but if their valuation work suggests that a stock is undervalued, in absolute terms and/or in relation to its future profitability (ROIC in their case), and downside risks are limited, then a stock is a strong candidate for purchase. In general, FMI does not aim to be precise with their valuation work and will come up with price-target ranges over three to five years. These price targets are generally within a narrow range and they guide FMI on when to trim or sell a stock.

Company management: Company management is the third attribute FMI analyzes prior to purchasing a stock. In evaluating company management, FMI focuses on areas that company management can control. Therefore, FMI will look at the backgrounds of management teams to assess their experience and track record, review proxy statements to assess whether management compensation and incentives are in line with shareholder interests, evaluate past management decisions to assess whether or not those decisions enhanced shareholder value, and discuss with management their strategy and execution plan to assess the likelihood of management meeting their stated goals and objectives.

Portfolio Construction

English drives the portfolio-construction process and his goal is to pick 20 to 25 stocks in the FMI Large Cap Fund, while also providing a reasonable amount of diversification. He constructs the portfolio on a bottom-up basis, with stock weightings being a function of his confidence in a company's business model and the degree to which its stock is believed undervalued. However, we did come across a few examples where English considered certain portfolio-level risks to be so high (e.g., being completely out of a sector or industry) that he bought a stock to mitigate that risk even though the stock did not meet FMI's purchase criteria (good business, undervaluation, and able company management) in full measure, although it did so substantially. Overall, we do not think managing broad portfolio-level risk is a material part of English's thinking and, based on our general process and stock discussion, we believe it may, at the margin, add some value. A point supporting our view that diversification plays a secondary role to bottom-up stock selection is that English will take substantial bets relative to the fund's broad benchmark. With regards to cash policy, the goal is to stay fully invested and generally cash levels range from 3% to 6% of the fund assets, with a maximum cash weighting of 10%.

Sell Discipline

FMI starts trimming stocks as they reach the low end of their price-target range and, barring any change in underlying company fundamentals, generally sells the full position when the stock price reaches the upper end of its price-target range. They may also sell stocks if companies disappoint on fundamentals such that the original thesis of owning the stock is negated, or when a more attractive idea comes along, forcing out an existing holding.

Decision Making

The decision on whether to add or sell a stock takes place at two levels. First, English or one of his three analysts will take the lead on a stock idea, depending upon the individual's specific interests, expertise, and available capacity. As the lead analyst conducts fundamental analysis on a stock, the team continuously vets the stock on FMI's purchase criteria, and it is at this stage where most ideas fail to pass muster. If an idea does survive this ongoing scrutiny, the lead analyst on the stock prepares a detailed report for review by the investment committee, which brings us to the second stage of the decision-making process. The investment committee consists of English, Ted Kellner, Don Wilson, John Brandser, and Bladen Burns, and the purpose of their review is to ensure that FMI's investment process is adhered to and to provide to the team the benefits of their collective experience. While all buy and sell decisions have to be approved by the investment committee, we think English, as CIO of FMI, drives the decision-making process.

Firm Description and Backgrounds of Key Members of the Investment Team

Fiduciary Management Inc. was founded in 1980 and is an independent money management firm based in Milwaukee, Wis. The firm was founded by Ted Kellner and Don Wilson in 1980 after they had worked together at a previous firm, Nicholas Company, for about seven years. Both Kellner and Wilson have reduced their investment role in the firm to varying degrees as English and other analysts have joined FMI over the years, although they remain active as investment-committee members. FMI launched a small cap fund, FMI Common Stock, in December 1981, and a large-cap fund, FMI Large Cap, in December 2001. Both funds employ a similar investment process as described above.

Most of the stock-level research is conducted by English and three analysts: Rob Helf, Andy Ramer, and Matthew Goetzinger. All function as generalists and bring varied levels of investment experience to the table. English joined FMI in 1986 after two years as analyst at Dodge and Cox. Helf joined FMI in 1997 after working as an analyst for seven years at Robert W. Baird and Everen Securities. Ramer joined FMI in 2002 after spending four years as an analyst at Bufka & Rodgers, LLC. Goetzinger joined FMI in 2004 after receiving his master's from University of Wisconsin's Applied Securities Program.

Performance Analysis

The performance of FMI Large Cap Fund, since its December 31, 2001 inception, has been extremely strong. We believe that while the fund has a value-oriented approach, the trade-off it generally makes between valuation and future profitability of a company gives it a growth-at-a-reasonable-price flavor as well, so we expect this fund to beat a broad large-cap index in the long run. Therefore, we think it is fair to use Russell 1000 index as the fund's primary benchmark for long-term performance and Russell 1000 Value index as a secondary benchmark for intermediate-term performance. Since its inception through September 2005, the fund is ahead of its primary benchmark by an annualized 5.5 percentage points, and also marginally ahead its secondary benchmark.

Because the track record of the large-cap fund is relatively short for us to do detailed performance analysis, we also looked at the much longer track record of FMI's small-cap fund (FMI Common Stock). Because of the different market-cap universe, and how the team has evolved over time, we don't give much weight to the small-cap fund's record, but it would have been a marginal positive to see a strong track record there given that the investment process is similar. As it turns out, our analysis showed that the small-cap fund did not consistently beat its primary benchmark over rolling three and five year periods, although its performance matched its average peer and it demonstrated superior downside risk relative to both its benchmark and peers. Overall, our analysis showed that the small-cap fund's performance was okay, but not what we would expect from a recommended fund.

Litman/Gregory Opinion

After numerous discussions with FMI's investment team and internal debate within the Litman/Gregory Research group, we have gained a high level of confidence that FMI Large Cap Fund will outperform its benchmark over the long run. Our confidence in the fund stems from our belief that the FMI investment team has an edge over its average peer. Their edge comes from a combination of many positive factors, which we expand on below. We also discuss a few concerns that we will be monitoring going forward.

Positive Factors

A disciplined investment process: Discipline is one of the key attributes we look for in an investment process, and FMI Large Cap passes this test admirably. English and his team are clear on what they are looking for in a stock and they implement FMI's investment process in a disciplined fashion.

Quality of research on stocks: We discussed a number of stock examples in great detail and were very impressed with the thoroughness and quality of analysts' research on individual stocks. Analysts knew their companies well and the quality of insights they bring to bear on investment decisions is also impressive. We believe FMI's fundamental work on stocks allows them to have a superior understanding of business models, and that is an important part of their overall edge.

Positive team dynamics: FMI has a small but cohesive group of individuals who get along well with each other, making for positive team dynamics. Everyone seems to be on the same page, which fosters efficient decision making.

High likelihood of a stable team: In addition to positive team dynamics, the firm's incentive structure is designed to expand ownership among employees. Both factors, in our view, help minimize employee turnover and lend stability to the investment team.

Our positive view of English: We believe English is an astute stock picker and the fact that he plays a key role in the investment process is an important factor in our recommending this fund. We were also impressed with English's portfolio management skills. Finally, we think English is a good mentor to a relatively less experienced analyst team.

Oversight from an experienced investment group: English and the rest of the investment-committee members, who largely act in an advisory capacity, compensate for a relatively young analyst team. The experience level of analysts is not a major concern as group decision making ensures that the experience of the rest of the team is utilized.

Shareholder orientation: We believe FMI is a high-integrity firm that takes shareholder interests to heart. This is supported by their closing their small-cap product at reasonable levels and by having reasonable expenses on their funds. In addition, key members of FMI's investment team have significant investments in their own funds, which is always good to see.

We do have a few concerns, but they are not material enough to impact our confidence in the fund's ability to beat its benchmark. One concern we have is that the track record of FMI Large Cap Fund is relatively short, which gives us limited validation of the positives we see in this fund, although it is encouraging to see great performance thus far. Our analysis of FMI Common Stock Fund's performance also failed to mitigate this concern (it would have been nice to see great performance from this fund). Our second concern relates to resource levels at FMI. The firm currently manages just over $2 billion as a firm, with only about $200 million in their large-cap strategy, and as such is a lean organization. This leanness is also reflected in a relatively small investment team that manages both the small-cap and large-cap funds. In our opinion, the investment team gives equal attention to both funds, and other client accounts are managed similar to funds. Furthermore, we think the investment team is large enough for the relatively concentrated, low-turnover strategies they run. Having said that, it does limit the number of new ideas the team can evaluate at any point in time.

When weighed against the many positives, though, our concerns are relatively minor. We are confident this fund will beat its benchmark over the long run and are, therefore, placing the fund on our Recommended list.

— Rajat Jain, CFA

Contact & Purchase Information
PHONE: 800-811-5311
WEB ADDRESS: http://www.fmifunds.com
FUND	MIN. INITIAL	AVAILABILITY	EXPENSES
FMIHX	$1,000	SO, F, W	1.0%

Performance Tables
	FMI Large Cap	Russell 1000 Index Shares
YTD thru 10/31/05	5.3%	2.2%
Calendar-Year Returns
2004	17.5%	11.3%
2003	31.6%	29.7%
2002	-15.0%	-21.7%
Compound Annual Returns*
1 year	16.6%	14.1%
3 years	20.2%	17.5%
Since Inception (Jan-02)	9.0%	4.4%
*Compound Annual Returns thru 9/30/05

Please see attached footnote for all disclosures.

Reprinted with permision from AdvisorIntelligence, November 2005.
AdvisorIntelligence shares with advisors the research and client communications resources of wealth manager
Litman/Gregory, a firm well known for the depth and quality of its manager due diligence and tactical asset allocation. For a
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AdvisorIntelligence • November 2005

Investment Professional Use Only

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, and annualized 5 year and inception (12/31/01) periods ended September 30, 2008 were: -12.58%, 9.21%, and 6.79%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.